KWESST Awarded Contract From Ontario Provincial Police

▪ KWESST to provide TAK based training and certification to key users

OTTAWA, March 8th, 2024 - KWESST Micro Systems Inc. (NASDAQ: KWE; TSXV: KWE, KWE.WT.U) ("KWESST" or the "Company") today announced that it has been awarded a contract by the Ontario Provincial Police ("OPP") to deliver training and certification to the force's lead Team Awareness Kit (TAK) users and trainers. The OPP is Canada's largest police force next to the Royal Canadian Mounted Police (RCMP) and has a force of 5,800 uniformed officers.

"Though the value of this contract is modest, it is a key first step in enabling the OPP to unlock real-time TAK-enabled communications and situational awareness for all response teams and frontline officers," said Sean Homuth, KWESST President and CEO. Under the contract, KWESST will train and certify instructors from the OPP's Field Support Bureau including representation from the Tactics and Rescue Unit, Aviation Services, K9-unit, and Emergency Response Team, teaching users across the force how to operate TAK in frontline operations.

Homuth added, "The opportunity to work closely with the OPP's premier users of TAK reaffirms KWESST's leadership in delivering TAK-enablement where it can make the biggest difference - in the hands of tactical operators and first responders to reduce response time and ultimately save lives. It's through close engagements with lead users like the OPP and other agencies that KWESST has uniquely positioned itself to deliver TAK enablement to law enforcement and first responders through its KWESST LightningTM Software as a Service ("SaaS") offering."

KWESST LightningTM leverages the Company's military digitization capabilities to provide a scalable cloud-based TAK-enabled situational awareness app for the public safety market for real-time shared information among front-line responders and commanders during critical, dynamic incidents. The system will allow users to build and select from a menu of different "mission" modules appropriate to the incident. KWESST is already under subcontract with a national public safety agency to develop one such "mission" module for Ground Search and Rescue ("GSAR") operations for the community of law enforcement and volunteer organizations who conduct searches for thousands of lost people each year.

The benefit to users will be lightning-fast time to engagement, seamless interoperability with cooperating agencies, and limitless scalability in the cloud. "Our SaaS business model around KWESST LightningTM will make it very easy for organizations to have this capability without capital investment or maintenance costs, while achieving faster coordinated response to incidents that are often a matter of life and death," concluded Homuth.

In October 18, 2023, the Company announced that it expected to launch the first commercially available version for GSAR by mid-2024, and will continue to develop additional user-defined mission modules. As we continue to gather valuable user feedback and also seek pilot user opportunities, the Company expects to revise its timeline for full commercial availability to late calendar Q3 2024.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada with operations in Guelph, Ontario Canada, and Youngsville, North Carolina, USA as well as representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, commercial availability of KWESST Lightning™ by late calendar Q3 2024, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Admini-strators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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